UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                   to

Commission file number 000-24445

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Inc. Employees 401(k) Plan

821 17th Street
Denver, CO 80202

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Inc.
821 17th Street
Denver, CO 80202

COBIZ EMPLOYEES 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

(MODIFIED CASH BASIS)

DECEMBER 31, 2002 AND 2001

COBIZ EMPLOYEES 401(k) PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

SCHEDULE OF ASSETS (HELD AT YEAR END) AT DECMEBER 31, 2002

Schroder  &
Associates, LLC

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee
of the CoBiz Employees 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the CoBiz Employees 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to the above present fairly, in all material respects, the net assets available for benefits of the CoBiz Employees 401(k) Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended on the basis of accounting described in Note B.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental information included in the schedule (modified cash basis) of  Schedule of Assets (Held at Year End) referred to as “supplemental information,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Colorado
June 12, 2003

CERTIFIED PUBLIC ACCOUNTANTS
7825 S. Firehouse Hill Road, Morrison, CO  80465
(303) 456-4470 phone                                                                        (303) 456-4510 fax

COBIZ EMPLOYEES 401(k) PLAN

statements of net assets available for benefits

(modified cash basis)

December 31, 2002 and 2001

	2002	2001

Investments:

Pooled Separate Accounts	$3,234,794	$—
Mutual Funds	—	3,501,882
Insurance General Account	1,559,446	—
Interest Bearing Cash	—	391,480
CoBiz Common Stock	1,718,429	1,259,483

	6,512,669	5,152,845

Receivables:

Participant Notes Receivable	118,458	92,068

NET ASSETS AVAILABLE FOR BENEFITS	$6,631,127	$5,244,913

See accompanying notes.

COBIZ EMPLOYEES 401(k) PLAN

statements of CHANGES IN net assets available for benefits

(modified cash basis)

YEARS ENDED December 31, 2002 and 2001

	2002	2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:

Net appreciation (depreciation) in fair value of investments	$(549,474)	$(189,015)
Interest and dividends	41,054	16,839

	(508,420)	(172,176)
Contributions:

Employer’s	691,451	463,069

Participants’	1,038,354	711,534

Rollovers	566,224	78,227

	2,296,029	1,252,830

TOTAL ADDITIONS	1,787,609	1,080,654

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to participants	393,456	241,540

Administrative expenses	7,939	14,925

TOTAL DEDUCTIONS	401,395	256,465

NET INCREASE	1,386,214	824,189

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	5,244,913	4,420,724

END OF YEAR	$6,631,127	$5,244,913

See accompanying notes.

COBIZ EMPLOYEES 401(k) PLAN

notes to financial statements

(modified cash basis)

December 31, 2002 and 2001

Note A.      Description of Plan

The following description of the CoBiz (“Company”) Employees 401(k) Plan (“Plan”) provides only general information.  The Company changed its name from Colorado Business Bankshares, Inc. on April 1, 2001. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.               General.  The Plan is a defined contribution plan.  The Plan covers all full-time employees of the Company who have attained age 21 and have worked for the Company for one month. The Plan was created on January 1, 1991, restated on April 1, 2002 to comply with the recent rules and regulations known as GUST.  The Plan was also amended on January 1, 2001 to comply with the group of rules known as EGTRRA. In 2002, the plan also designated a new plan provider, The Standard Insurance Company. The Reliance Trust Company was appointed to be custodian and maintain the CoBiz common stock investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2.               Contributions.  Each year, participants may contribute from 1% up to 25% of their pretax annual compensation, as defined in the Plan or up to $11,000 in 2002, unless the participant attains age 50 during the Plan year, in which case they may contribute a catch-up contribution of an additional $1,000 in 2002. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen pooled separate accounts and an insurance investment contract as investment options for participants.  The Company contributes a discretionary matching percentage determined annually.  The Company stock contributions are directed by the participants, as a result of restating the Plan in 2002.

3.               Discretionary Contributions.  The Company may contribute an additional discretionary contribution as determined by the Company’s board of directors.  The Company will calculate these matching contributions on the basis of the participant’s eligible contributions.  A participant’s eligible contribution equals the amount of the participant’s elective deferrals for the payroll period, which does not exceed 6% of a participant’s compensation for the payroll period.

4.               Participant Accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions, Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant earnings on account balances, as defined.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account and the earnings thereon and the participant’s vested account.

5                  Vesting.  Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service.

6.               Participant Notes Receivable.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of  $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from one to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 4.75 percent to 10.5 percent which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through bi-monthly payroll deductions.

7.               Forfeitures. All forfeitures, which occur pursuant to the Plan, shall be applied to offset expenses.  In 2002, the forfeitures applied against expenses were $28,351.  Additional forfeitures shall be applied to offset expenses and Employer contributions as such obligations accrue.  For the years ended December 31, 2002 and 2001, employer contributions were reduced by $24,084 and $36,172, respectively, due to forfeitures.

8.               Payment of Benefits.  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested  interest in his or her account, or annual installments over a fixed period of time. Upon death of the participant the benefit must be paid no later than 5 years from the date of the participant’s death, or if paid to the spouse by one year after the participants death or when the participant would have reached age 70 ½, whichever is later.  If the beneficiary is not a spouse, the distribution must be made no later than December 31 of the year immediately following the calendar year in which the participant died.

Note B.                              Summary of Significant Accounting Policies

Modified Cash Basis

The Plan prepares its financial statements on the modified cash basis of accounting.  As such, the employer and participant contributions for the last pay period in the year are not reflected as Plan assets until received.

Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition

Plan investments are stated at fair market value.  Quoted market prices are used to value investments. The insurance group annuity contract is valued daily at market value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note C.                                Investments

The following presents investments at December 31, 2002 and 2001 that represent 5% or more of the Plan’s net assets.

	2002	2001

^ Standard Insurance Company-Group Annuity Contract Guaranteed Interest Fund	$1,559,446	$—

^ Standard Insurance Company-Pooled Separate Acct A	3,234,794	—

SEI Prime Obligations	—	352,109

Vanguard Asset Allocation Fund	—	949,761

Vanguard Bond Index Fund	—	310,187

Dreyfus Disciplined Stock Fund	—	1,773,287

J.P. Morgan Institutional U.S. Small Company Fund	—	267,797

CoBiz common stock	#1,718,429	*1,259,483

^                  Party in Interest

#                 Participant directed

*                 Non-participant directed

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by  $(549,474) and $(189,015), respectively, as follows:

	2002	2001

Pooled Separate Account	$(626,826)	$—
Mutual funds	(41,768)	(370,519)
Common stock	119,120	181,504

Total	$(549,474)	$(189,015)

Note D.                             Non-participant Directed Investments

Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed investments as of December 31, 2001 was as follows:

2001
Net Assets:

Common stock	$380,963
Cash	39,371

$420,334

Note E.                               Investment Contract with Insurance Company

In 2002, the Plan entered into a benefit-responsive investment contract with Standard Insurance Company (Standard).  Standard maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The contract is included in the financial statements at contract value as reported to the Plan by Standard.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk on the contract issuer or otherwise.  The average yield and crediting interest rates were approximately 3.7% for 2002.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%.  Such interest rates are reviewed on a quarterly basis for resetting.

Note F.                                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note G.                                Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 1995, that this Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been restated and amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  The Plan filed for a new determination letter with the Internal Revenue Service in November, 2002.

Note H.                               Administration of Plan Assets and Related Party Transactions

Officers or employees of the Company perform certain administrative functions.  No such officer or employee receives compensation from the Plan.  Administrative expenses, including the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.  The Company pays the trustee fees.

In 2002, the Plan designated the Advisory Committee as the trustee of the Plan.

Note I.                                    Subsidiary Participation

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan.  The following subsidiaries of the Company are included in the plan: CoBiz, Inc., CoBiz Insurance, Inc., CoBiz Connect, Inc., Green, Manning & Bunch, LTD., and American Business Bank, N.A. doing business as Colorado Business Bank and Arizona Business Bank.

SUPPLEMENTAL INFORMATION

(A)	(B)	(C)	(D)	(E)
	Identity of issue, borrower or lessor	Description of investment including maturity date, rate of interest, collateral, or par	Cost	Current value

*	Standard Insurance Company	Pooled Separate Account A	$3,791,445	$3,234,794

*	Standard Insurance Company	Group Annuity Contract Guaranteed Interest Fund	1,559,446	1,559,446

	Participant Loans Receivable	4.75% to 10.5% Vested Account Balance	—	118,458

*	CoBiz	Stock	—	1,718,429

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan

Date: June 23, 2003	By:	/s/ Darrell Schulte
Chariman of Advisory Committee